Exhibit 23(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

When Level 3 Communications, Inc. completes the transaction to contribute its ownership in (i)Structure, LLC and Orygen, LLC to Technology Spectrum, Inc. referred to in Note 1 of the notes to the combined financial statements, we will be in a position to render the following consent.

/s/    KPMG LLP

We consent to the use of our report dated May 12, 2005, except as to the first paragraph of Note 1 which is as of                     , 2005, with respect to the combined balance sheets of Technology Spectrum, Inc. as of December 31, 2004 and 2003, and the related combined statements of operations, cash flows, changes in business equity (deficit) and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2004, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Dallas, Texas

May 12, 2005